SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 5, 2004

Hawker Resources Inc.

(formerly named SYNSORB Biotech Inc.)
Commission File No. 0-29214
(Translation of registrant’s name into English)

Suite 700, 700 - 2nd Street SW
Calgary, Alberta, Canada T2P 2W1
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURES
Hawker Resources Second Quarter Press Release

Exhibit Number	Exhibit
1.	News release dated August 4, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWKER RESOURCES, INC. (formerly named SYNSORB Biotech Inc.)
Dated: August 5, 2004	By:	“/s/ David Tuer”
		Name:	David Tuer
		Title:	President

Exhibit Number	Exhibit
1.	News release dated August 4, 2004